NEWS RELEASE July 4, 2007 Symbol: Canada TSX.V – TVC Frankfurt, Berlin – TGP 2007-12

Stock Option Grant

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) announces the grant of 150,000 stock options at an exercise of $3.76 to an officer of the Company. The options will expire July 4, 2012.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

          "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans of Tournigan are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

24th Floor, 1111 West Georgia Street Vancouver BC Canada V6E 4M3
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com